UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjin

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of Ostin Technology Group Co., Ltd. (the “Company”) convened at April 30, 2025, at 10:00 A.M., Beijing Time (April 29, 2025, at 10:00 P.M., Eastern Time), at Floor 1, Building F4, 1 Zidong Road, Qixia District, Nanjing, Jiangsu Province, China, the shareholders of the Company adopted resolutions approving all of the two proposals considered at the Meeting. A total of 31,430,042 votes, representing 95.99% of the votes exercisable, including 27,430,042 Class A ordinary shares, par value $0.001 per share of the Company, each of which is entitled to one (1) vote per share, and 200,000 Class B ordinary shares, par value US$0.001 per share of the Company, each of which is entitled to twenty (20) votes per share, respectively, as of March 28, 2025, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows.

1.	Proposal One - By an ordinary resolution, to approve that the Company shall increase its authorized capital to US$10,000,000 (the “Increase of Share Capital”) divided into (i) 9,982,000,000 class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), (ii) 16,000,000 class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”), and (iii) 2,000,000 preference shares of a par value of US$0.001 each (the “Preference Shares”).

	For	Against	Withheld/Abstain
Total	30,154,051	16,173	0
Percentage of voted shares:	99.94%	0.05%	0

2.	Proposal Two - Subject to and conditional upon the passing of proposal above, by a special resolution,

(i)	to adopt the forth amended and restated memorandum and articles of association of the Company (the “Forth Amended and Restated Memorandum and Articles of Association”) as set forth in Appendix A to the proxy statement dated April 1, 2025, as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and

(ii)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Forth Amended and Restated Memorandum and Articles of Association.

	For	Against	Withheld/Abstain
Total	30,153,636	16,588	0
Percentage of voted shares:	99.94%	0.05%	0

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Forth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Co-Chief Executive Officer

By:	/s/ Lai Kui Sen
Name:	Lai Kui Sen
Title:	Co-Chief Executive Officer

Date: May 2, 2025

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